Exhibit A

Ceragon Reports 17.7% Increase in Quarterly Revenue, GAAP
EPS of $0.14 Per Share in the Third Quarter

Revenue Diversification, Expense Management, Enable Consistent Profitability;
Management Reiterates Midpoint of Full-Year 2024 Outlook

Rosh Ha'ain, Israel, November 13, 2024 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the third quarter period ended September 30, 2024.

Q3 2024 Financial Highlights:
•	Revenues of $102.7 million
•	Operating income of $14.6 million on a GAAP basis, or $15.8 million on a non-GAAP basis
•	Net Income of $12.2 million on a GAAP basis, and net income of $14.1 million on a non-GAAP basis
•	EPS of $0.14 per diluted share on a GAAP basis, or $0.16 per diluted share on a non-GAAP basis

Q3 2024 Business Highlights:
•	India:
-	All-time record quarterly revenues.
-	Expanding pipeline of customer opportunities
-	Increasing revenue diversification
-	Continued ramp up in deliveries for new IP-50CX product
•	North America:
-	Seven consecutive quarters of revenue above $20 million
-	Completed City of Cincinnati extended project with high customer satisfaction, creating more opportunities through proactive references

Doron Arazi, CEO, commented: “Ceragon delivered double-digit year-over-year revenue growth, driven by strong results from India and North America. We are reiterating our full-year outlook based on our year-to-date results and current visibility into the fourth quarter, narrowing the range and preserving the midpoint. We continue to see a healthy funnel of opportunities in the private networks' domain, primarily in North America, and demand in India has remained strong, as we grow our presence in multiple accounts, driving revenue diversification and giving us continued confidence in expected future business.”

“Simultaneously, we are converting incremental revenue into expanded profitability,” continued Mr. Arazi. “Our non-GAAP operating profit, excluding the benefit of the collection of prior bad debt, increased approximately 35% year-over-year. Accordingly, our non-GAAP operating margin, again excluding this benefit, improved by approximately 130 basis points year-over-year, exceeding 10% and demonstrating the growing leverage we have built into our business model. Additionally, we generated more than $10 million in free cash flow in the third quarter, enabling us to bolster our balance sheet.”

Primary Third Quarter 2024 Financial Results:

Revenues were $102.7 million, up 17.7% from $87.3 million in Q3 2023 and up 6.9% from $96.1 million in Q2 2024.

GAAP Operating income was $14.6 million compared with $6.7 million for Q3 2023 and $10.4 million for Q2 2024.

GAAP Net income was $12.2 million, or $0.14 per diluted share, compared with $3.4 million, or $0.04 per diluted share for Q3 2023 and $7.8 million, or $0.09 per diluted share for Q2 2024.

Non-GAAP results were as follows: Gross margin was 34.3%, operating income was $15.8 million, and net income of $14.1 million, or $0.16 per diluted share. The third quarter included approximately $5.1 million benefit related to collection from a debt settlement agreement reached with a South American customer.

Balance Sheet

Cash and cash equivalents were $34.0 million on September 30, 2024, compared to $26.3 million on June 30, 2024.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q3 2024
India	49%
North America	24%
EMEA	14%
Latin America	7%
APAC	6%

Outlook
Management reiterated its 2024 outlook, narrowing the expected range while maintaining the midpoint of the outlook:

•	Revenue of $390 million to $400 million, representing growth of 12% to 15% compared to 2023 revenue. This guidance includes the contribution from Siklu, which was acquired in December 2023.
•	Non-GAAP operating margins are targeted to be at least 10% at the mid-point of the revenue guidance.
•	As a result, management expects increased non-GAAP profit and positive free cash flow for the full year of 2024.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Recent geopolitical events could impact the live question and answer session. In this unlikely event, management’s prepared remarks will be pre-recorded, and the question and answer session would be rescheduled.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join the live call, a replay will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 21, 2024, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Revenues	102,672	87,260	287,258	256,820
Cost of revenues	67,732	56,986	186,789	168,014

Gross profit	34,940	30,274	100,469	88,806

Operating expenses:
Research and development, net	8,750	7,454	25,982	23,204
Sales and Marketing	10,871	10,059	33,640	30,033
General and administrative	688	5,806	8,846	17,348
Restructuring and related charges	-	-	1,416	897
Acquisition- and integration-related charges	-	283	1,377	283

Total operating expenses	20,309	23,602	71,261	71,765

Operating income	14,631	6,672	29,208	17,041

Financial expenses and others, net	1,834	1,722	6,611	5,066

Income before taxes	12,797	4,950	22,597	11,975

Taxes on income	580	1,583	2,144	4,552

Net income	12,217	3,367	20,453	7,423

Basic net income per share	0.14	0.04	0.24	0.09
Diluted net income per share	0.14	0.04	0.23	0.09
Weighted average number of shares used in computing basic net income per share	86,280,444	84,688,985	85,849,886	84,470,709
Weighted average number of shares used in computing diluted net income per share	88,333,970	85,488,113	87,948,342	85,265,666

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2024	2023
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	34,014	28,237
Trade receivables, net	121,550	104,321
Inventories	59,800	68,811
Other accounts receivable and prepaid expenses	18,568	16,571

Total current assets	233,932	217,940

NON-CURRENT ASSETS:
Severance pay and pension fund	4,687	4,985
Property and equipment, net	35,065	30,659
Operating lease right-of-use assets	17,174	18,837
Intangible assets, net	16,600	16,401
Goodwill	7,749	7,749
Other non-current assets	2,067	1,954

Total non-current assets	83,342	80,585

Total assets	317,274	298,525

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	75,433	67,032
Deferred revenues	2,355	5,507
Short-term loans	25,200	32,600
Operating lease liabilities	2,872	3,889
Other accounts payable and accrued expenses	26,210	23,925

Total current liabilities	132,070	132,953

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,370	9,399
Deferred revenues	670	670
Operating lease liabilities	13,280	13,716
Other long-term payables	5,712	7,768

Total long-term liabilities	28,032	31,553

SHAREHOLDERS' EQUITY:
Share capital	224	224
Additional paid-in capital	441,345	437,161
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,571)	(8,087)
Accumulated deficit	(254,735)	(275,188)

Total shareholders' equity	157,172	134,019

Total liabilities and shareholders' equity	317,274	298,525

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Cash flow from operating activities:
Net income	12,217	3,367	20,453	7,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,981	2,366	8,861	7,501
Loss from sale of property and equipment, net	-	31	169	61
Stock-based compensation expense	907	1,048	3,377	3,025
Decrease in accrued severance pay and pensions, net	(167)	(11)	(731)	(355)
Decrease (increase) in trade receivables, net	(8,540)	2,684	(17,787)	(4,226)
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(929)	1,360	(2,312)	1,911
Decrease (increase) in inventory	(640)	(2,437)	7,915	1,622
Decrease in operating lease right-of-use assets	1,067	1,090	3,693	2,987
Increase (decrease) in trade payables	7,152	3,229	7,741	(726)
Increase in other accounts payable and accrued expenses (including other long-term payables)	443	2,071	349	4,397
Decrease in operating lease liability	(565)	(1,443)	(3,507)	(3,961)
Increase (decrease) in deferred revenues	(206)	(118)	(3,152)	268
Net cash provided by operating activities	13,720	13,237	25,069	19,927
Cash flow from investing activities:
Purchases of property and equipment, net	(2,899)	(1,935)	(10,854)	(7,407)
Software development costs capitalized	(249)	(446)	(1,238)	(2,283)
Net cash used in investing activities	(3,148)	(2,381)	(12,092)	(9,690)

Cash flow from financing activities:
Proceeds from exercise of stock options	265	-	807	30
Proceeds from (repayments of) bank credits and loans, net	(3,250)	(1,350)	(7,400)	700
Net cash provided by (used in) financing activities	(2,985)	(1,350)	(6,593)	730

Effect of exchange rate changes on cash and cash equivalents	124	(69)	(607)	51
Increase in cash and cash equivalents	7,711	9,437	5,777	11,018
Cash and cash equivalents at the beginning of the period	26,303	24,529	28,237	22,948
Cash and cash equivalents at the end of the period	34,014	33,966	34,014	33,966

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

GAAP Cost of revenues	67,732	56,986	186,789	168,014
Stock-based compensation expenses	(109)	(142)	(374)	(370)
Amortization of acquired intangible assets	(189)	-	(567)	-
Excess cost on acquired inventory in business combination (*)	-	-	(124)	-
Non-GAAP Cost of revenues	67,434	56,844	185,724	167,644

GAAP Gross profit	34,940	30,274	100,469	88,806
Stock-based compensation expenses	109	142	374	370
Amortization of acquired intangible assets	189	-	567	-
Excess cost on acquired inventory in business combination (*)	-	-	124	-
Non-GAAP Gross profit	35,238	30,416	101,534	89,176

GAAP Research and development expenses	8,750	7,454	25,982	23,204
Stock-based compensation expenses	(173)	(194)	(509)	(672)
Non-GAAP Research and development expenses	8,577	7,260	25,473	22,532

GAAP Sales and marketing expenses	10,871	10,059	33,640	30,033
Stock-based compensation expenses	(341)	(357)	(1,024)	(1,096)
Amortization of acquired intangible assets	(117)	-	(505)	-
Non-GAAP Sales and marketing expenses	10,413	9,702	32,111	28,937

GAAP General and administrative expenses	688	5,806	8,846	17,348
Stock-based compensation expenses	(284)	(355)	(1,470)	(890)
Non-GAAP General and administrative expenses	404	5,451	7,376	16,458

GAAP Restructuring and related charges	-	-	1,416	897
Restructuring and related charges	-	-	(1,416)	(897)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	-	283	1,377	283
Acquisition- and integration-related charges	-	(283)	(1,377)	(283)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data) (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

GAAP Operating income	14,631	6,672	29,208	17,041
Stock-based compensation expenses	907	1,048	3,377	3,028
Amortization of acquired intangible assets	306	-	1,072	-
Excess cost on acquired inventory in business combination (*)	-	-	124	-
Restructuring and other charges	-	-	1,416	897
Acquisition- and integration-related charges	-	283	1,377	283
Non-GAAP Operating income	15,844	8,003	36,574	21,249

GAAP Financial expenses and others, net	1,834	1,722	6,611	5,066
Leases – financial income (expenses)	(501)	364	(182)	1,007
Non-cash revaluation expenses associated with business combination	(122)	-	(318)	-
Non-GAAP Financial expenses and others, net	1,211	2,086	6,111	6,073

GAAP Tax expenses	580	1,583	2,144	4,552
Non-cash tax adjustments	-	(630)	(413)	(2,373)
Non-GAAP Tax expenses	580	953	1,731	2,179

GAAP Net income	12,217	3,367	20,453	7,423
Stock-based compensation expenses	907	1,048	3,377	3,028
Amortization of acquired intangible assets	306	-	1,072	-
Excess cost on acquired inventory in business combination (*)	-	-	124	-
Restructuring and other charges	-	-	1,416	897
Acquisition- and integration-related charges	-	283	1,377	283
Leases – financial expenses (income)	501	(364)	182	(1,007)
Non-cash revaluation expenses associated with business combination	122	-	318	-
Non-cash tax adjustments	-	630	413	2,373
Non-GAAP Net income	14,053	4,964	28,732	12,997

GAAP Basic net income per share	0.14	0.04	0.24	0.09

GAAP Diluted net income per share	0.14	0.04	0.23	0.09

Non-GAAP Diluted net income per share (**)	0.16	0.06	0.33	0.15

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.

(**) Weighted average number of shares used in computing diluted net income per share is the same as in GAAP